The Victory Institutional Funds
Institutional Diversified Stock Fund

	Total Outstanding:	44,920,491	     %
	Total Voted:	        17,119,009	   38.11%

1     The election of Trustees to the Board	FOR	  %        Withhold	%
a	Mr. David Brooks Adcock	            17,063,771	99.68%      55,238    0.32%
b	Mr. Nigel D. T. Andrews 	    17,062,009	99.67%	    57,000    0.33%
c	Ms. E. Lee Beard 	            17,066,395	99.69%	    52,614    0.31%
d	Mr. David C. Brown	            17,065,568	99.69%      53,441    0.31%
e	Mr. Thomas W. Bunn	            17,066,744	99.69%	    53,265    0.31%
f	Ms. Jakki L. Haussler	            17,066,395	99.69%	    52,614    0.31%
g	Ms. Lyn Hutton	                    17,062,834	99.67%	    56,175    0.33%
h	Mr. John L. Kelly	            17,066,395	99.69%	    52,614    0.31%
i	Dr. Thomas F. Morrissey	            17,056,480	99.63%	    62,529    0.37%
j	Ms. Karen F. Shepherd	            17,057,137	99.64%	    61,872    0.36%
k	Mr. Leigh A. Wilson	            17,062,009	99.67%	    57,000    0.33%